News Release

Alexco Announces Addition to the Board of Directors

March 28, 2007 Vancouver, British Columbia – Alexco Resource Corp. (TSX: AXR) (“Alexco or the Company”) is pleased to announce the addition of R. Edward Flood to its Board of Directors. Mr. Flood has hands on corporate management, industry analyst and geological experience and has managed various mining projects and companies. Most importantly, he has evaluated mining opportunities throughout the world and maintains a vast network of professionals in the business. Mr. Flood has been an analyst in the mining sector and has very recently agreed to join Haywood Securities Inc. in the UK. He has served as Deputy Chairman for Ivanhoe Mines Ltd. since 1999 and served in roles with Ivanhoe as President from 1995 to 1999 and Director from 1995 to 2007. Mr. Flood holds both bachelor and masters degrees in geology from the University of Nevada and the University of Montana, respectively. Mr. Flood also is a director for Jinshan Gold Mines Inc., Asia Gold Corp., and American Gold Capital Corp.

“We are excited to have Ed join the Alexco team. I have known Ed for many years and his knowledge and background will add further depth and strategic experience to an already outstanding board of directors,” says Clynt Nauman, Alexco’s President and CEO.

The other members of Alexco’s board of directors are:

Michael Winn, President of Terrasearch Inc., President of Sanu Resources Ltd. (TSX-V: SNU), and director of Quest Capital Corp. (TSX: QC);

David Searle C.M. Q.C., environmental lawyer, formerly partner at Fasken Martineau DuMoulin LLP; and

Rick Van Nieuwenhuyse, President and CEO of NovaGold Resources Inc. (TSX, AMEX: NG), director of Etruscan Resources Inc. (TSX: EET).

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4